UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-18860

CANAGOLD RESOURCES LTD.
(Translation of registrant's name into English)

#1250 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

SUBMITTED HEREWITH

Exhibits

99.1	MD&A
99.2	Unaudited Financial Statements
99.3	CEO Certifications
99.4	CFO Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANAGOLD RESOURCES LTD.
(Registrant)

Date: August 13, 2026	By:	/s/ Catalin Kilofliski
Catalin Kilofliski
	Title:	Chief Executive Officer